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                   Addendum to the Nuveen Money Market Trust
                              Multiple Class Plan
                        Adopted Pursuant to Rule 18f-3

     Whereas, the series of the Nuveen Money Market Trust, (the "Trust"), designated as Nuveen California Tax-Exempt Money Market Fund (the "California Fund") has divided its shares into two classes, designated as Class A Shares and Distribution Shares; and

     Whereas, the Board of the Trust as a whole, and the Trustees who are not interested persons of the Trust (as defined in the Act) (the "Non-Interested Members"), after having been furnished and having evaluated information reasonably necessary to evaluate this Addendum to the Multiple Class Plan for the Trust (the "Addendum"), have determined in the exercise of their reasonable business judgment that the Addendum is in the best interests of each class of the California Fund individually, and the California Fund and the Trust as a whole.

     Now, Therefore, the Trust hereby adopts this Addendum, effective the date hereof, in accordance with Rule 18f-3 under the Act and the terms of the Multiple Class Plan for the Trust:

          Section 1. Class Differences. Each class of shares of the California Fund shall represent interests in the same portfolio of investments and, except as otherwise set forth in this Addendum, shall differ solely with respect to:
(i) distribution, service and other charges and expenses as provided for in
Section 2 of this Addendum; (ii) the exclusive right of each class of shares to vote on matters submitted to shareholders that relate solely to that class or for which the interests of one class differ from the interests of another class or classes; (iii) such differences relating to eligible investors as may be set forth in the prospectus and statement of additional information of the California Fund, as the same may be amended or supplemented from time to time (the "Prospectus" and "SAI"); and (iv) the designation of each class of shares.

          Section 2. Distribution and Service Arrangements. Class A Shares and Distribution Shares of the California Fund shall differ in the manner in which such shares are distributed and in the services provided to shareholders of each such class as follows:

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     (a) Class A Shares:

          (i) Class A Shares shall be subject to an annual service fee ("Service Fee") pursuant to a Plan of Distribution and Service Pursuant to Rule 12b-1 (the "12b-1 Plan") not to exceed 0.25 of 1% of the average daily net assets of the California Fund allocable to Class A Shares, which, as set forth in the Prospectus, SAI and the l2b-1 Plan, may be used to compensate certain authorized dealers for providing ongoing account services to shareholders; and

          (ii) Class A Shares shall not be subject to a Distribution Fee (as hereinafter defined),

     (b) Distribution Shares:

          (i) Distribution Shares shall be subject to an annual distribution fee ("Distribution Fee") pursuant to the 12b-1 Plan not to exceed 0.25 of 1% of average daily net assets of the California Fund allocable to Distribution shares, which, as set forth in the Prospectus, SAI and the l2b-1 Plan, will be used to reimburse John Nuveen & Co. Incorporated ("Nuveen"), the Trust's distributor, for certain expenses and for providing compensation to certain authorized dealers (the Distribution Fee is paid one-half by the California Fund and one-half by Nuveen); and

          (ii) Distribution Shares shall not be subject to a Service Fee.


Effective Date: June 25, 1999

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